NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

[redacted]

08005611

SEC
Mail Processing
Section

OCT 23 2008

Washington, DC
101

October 14, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated October 14, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
OCT 30 2008
THOMSON REUTERS

for D. MacAulay
Barb O'Neill

10/29

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCTOBER 14, 2008**

News Release: **08-13** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

DRILLING HAS COMMENCED AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling has begun on the Viking gold Property in Newfoundland. A minimum of 10 drill holes are planned to test several high grade gold zones that have recently been discovered by trenching.

Hole number 1 is complete, and the drill is currently on hole number 2. Hole 1 tested a quartz-sulfide vein that returned 308 grams/tonne gold over 0.75 meters at surface in Trench 9. Hole 1 has successfully intersected two quartz sulfide veins, one with a core length of 1.8 meters and the second with a core length of 0.5 meters. The quartz veins are composed of white quartz with minor amounts of pyrite, galena, chalcopyrite, sphalerite and traces of visible gold. Hole 1 is currently being logged and sampled.

The company is very pleased with the first drill hole of the ongoing program. Hole 1 has confirmed that the veins at surface extend to depth, and is helping to constrain the width and orientation of the mineralized veins which remain open in all directions.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

FILE No. 82-4749

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCTOBER 14, 2008**

News Release: **08-13** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

DRILLING HAS COMMENCED AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling has begun on the Viking gold Property in Newfoundland. A minimum of 10 drill holes are planned to test several high grade gold zones that have recently been discovered by trenching.

Hole number 1 is complete, and the drill is currently on hole number 2. Hole 1 tested a quartz-sulfide vein that returned 308 grams/tonne gold over 0.75 meters at surface in Trench 9. Hole 1 has successfully intersected two quartz sulfide veins, one with a core length of 1.8 meters and the second with a core length of 0.5 meters. The quartz veins are composed of white quartz with minor amounts of pyrite, galena, chalcopyrite, sphalerite and traces of visible gold. Hole 1 is currently being logged and sampled.

The company is very pleased with the first drill hole of the ongoing program. Hole 1 has confirmed that the veins at surface extend to depth, and is helping to constrain the width and orientation of the mineralized veins which remain open in all directions.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCTOBER 14, 2008**

News Release: **08-13** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

DRILLING HAS COMMENCED AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling has begun on the Viking gold Property in Newfoundland. A minimum of 10 drill holes are planned to test several high grade gold zones that have recently been discovered by trenching.

Hole number 1 is complete, and the drill is currently on hole number 2. Hole 1 tested a quartz-sulfide vein that returned 308 grams/tonne gold over 0.75 meters at surface in Trench 9. Hole 1 has successfully intersected two quartz sulfide veins, one with a core length of 1.8 meters and the second with a core length of 0.5 meters. The quartz veins are composed of white quartz with minor amounts of pyrite, galena, chalcopyrite, sphalerite and traces of visible gold. Hole 1 is currently being logged and sampled.

The company is very pleased with the first drill hole of the ongoing program. Hole 1 has confirmed that the veins at surface extend to depth, and is helping to constrain the width and orientation of the mineralized veins which remain open in all directions.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

END

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.